UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20529

FORM 11-K

(Mark One)

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                 to

Commission File Number: 001-12669

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

SCBT N.A. Employees’ Savings Plan

950 John C. Calhoun Drive, S. E.

Orangeburg, South Carolina 29115

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCBT FINANCIAL CORPORATION

520 Gervais Street

Columbia, South Carolina 29201

SCBT N.A. Employees’ Savings Plan

Financial Statements with Supplementary Information

December 31, 2008 and 2007 and for the Year Ended December 31, 2008

And Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Trustees of the

SCBT N.A. Employees’ Savings Plan

Columbia, South Carolina

We have audited the accompanying statement of net assets available for benefits of the SCBT N.A. Employees’ Savings Plan (“the Plan”) as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the SCBT Financial Corporation Employees’ Savings Plan as of December 31, 2008 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) at December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes, PLLC

Charlotte, North Carolina

June 29, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Trustees of the

SCBT N.A. Employees’ Savings Plan

Columbia, South Carolina

We have audited the accompanying statement of net assets available for benefits of the SCBT N.A. Employees’ Savings Plan (the “Plan”) as of December 31, 2007.  This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ J.W. Hunt & Company, LLP

Columbia, South Carolina

June 27, 2008

SCBT N.A. Employees’ Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
ASSETS
Cash and cash equivalents	$—	$12,356

Investments, at fair value:
Money market funds	4,204,108	3,719,261
Mutual funds	10,910,671	13,248,221
SCBT Financial Corporation stock	3,254,279	2,728,202
Total investments	18,369,058	19,695,684

Receivables:
Employer’s contribution	1,529,862	1,295,564
Participants’ contributions	62,599	—
Total receivables	1,592,461	1,295,564

Total assets	19,961,519	21,003,604

Net assets available for benefits	$19,961,519	$21,003,604

The Accompanying Notes are an Integral Part of the Financial Statements.

SCBT N.A. Employees’ Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions to net assets attributed to:
Investment income:
Interest	$107,854
Dividends	560,130
Total investment income	667,984

Contributions:
Employer’s	1,579,081
Participants’	2,419,780
Rollovers	387,147
Total contributions	4,386,008
Total additions	5,053,992

Deductions from net assets attributed to:
Benefits paid to participants	941,751
Net depreciation in fair value of investments	5,128,916
Administrative expenses	25,410
Total deductions	6,096,077

Net decrease	(1,042,085)

Net assets available for benefits:
Balance, beginning of year	21,003,604
Balance, end of year	$19,961,519

The Accompanying Notes are an Integral Part of the Financial Statements.

SCBT N.A. Employees’ Savings Plan

Notes to Financial Statements

Note 1 — Description of Plan

The following description of the SCBT N.A. Employees’ Savings Plan (“Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan is a contributory defined contribution plan covering all employees of SCBT, N.A. (the “Company”), a wholly-owned subsidiary of SCBT Financial Corporation, and all affiliates of the Company who are age twenty-one or older.  On December 8, 2008, the Plan was amended to change the name of the Plan from South Carolina Bank and Trust Employees’ Savings Plan to reflect a change in the name of the Company during 2008.  The Company’s employees can enter the Plan on the first day of each month after meeting eligibility requirements.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The custodian of the Plan is Wilmington Trust Company and the Plan allows participants an expanded choice of investment options for retirement savings.

Contributions:

Each year, participants may contribute up to 50% of pretax annual base compensation, as defined in the Plan.  Participants may also contribute amounts representing distributions from other qualified retirement plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

For employees who have attained the age of 45 and have at least five vesting years of service as of January 1, 2006, the Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan up to a maximum matching contribution of 3% of base compensation.  For employees who have not attained the age of 45 or have less than five vesting years of service as of January 1, 2006, the Company will contribute 100% of the first 6% of base compensation that a participant contributes.  For employees hired on or after January 1, 2006, the Company will contribute 100% of the first 6% of base compensation that a participant contributes.  Employer contributions may be made annually from current or accumulated net profits.  Both employer and employee contributions are subject to certain limitations based on the Internal Revenue Code (“IRC”).

The Company automatically enrolls new employees and defers 2% of his or her salary within the Plan if he or she does not elect to defer his or her salary by the election date.

On April 28, 2009 the Plan was amended to eliminate the fixed matching contribution formula and to provide for a discretionary matching contribution formula which became effective on April 1, 2009. The Company has temporarily suspended its matching contribution since April 1, 2009.

Participant accounts:

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s matching contribution, and allocations of plan earnings.   Each participant’s account is charged with an allocation of administrative expenses.  Allocations are based on account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Note 1 — Description of Plan (continued)

Vesting:

Participants’ accounts are immediately vested in their contributions plus the related earnings.

Employer matching contributions for the accounts of participants hired before January 1, 2006 are fully vested.  The following vesting schedule applies for employer matching contributions for participants hired on or after January 1, 2006:

Years of Service	Vested Percentage
Less than 2	0%
2	25%
3	50%
4	75%
5 or more	100%

A three-year cliff vesting schedule would be in effect for those participants hired on or after January 1, 2006 if the Plan were to become categorized as top-heavy.  An employee must complete at least 1,000 hours of service during a vesting computation period to receive credit for a year of service.  The Plan measures a year of service on the basis of the 12-consecutive month period of the Plan year.

Forfeitures:

At December 31, 2008 and 2007, forfeited non-vested accounts totaled $0 and $647, respectively.  These accounts will be used to reduce the employer contribution.  During 2008, forfeitures of $10,839 were used to offset the 2008 employer contributions.

Payment of benefits:

On termination of service due to death, disability, retirement, or other reasons, a participant may leave the funds in the Plan or receive a lump-sum amount equal to the value of his or her account.

Investment options:

Upon enrollment in the Plan, a participant may direct employee contributions in any of the following investment options.  If the employee does not elect an investment allocation, the Plan administrator will select a retirement-based portfolio according to the employee’s number of years until retirement age.  The Plan’s investment valuations are generally provided on a daily basis.

American Funds EuroPacific Growth Fund - The fund normally invests at least 80% of assets in equity securities of issuers domiciled in Europe and the Pacific Basin. It may also hold cash or money market instruments.  The fund seeks long-term growth of capital.

SCBT Financial Corporation Stock Fund - The SCBT Financial Corporation Stock Fund invests only in SCBT Financial Corporation common shares and money market equivalents.

American Funds Growth Fund of America R5 - Funds are invested primarily in common stocks of companies that appear to offer superior opportunities for growth of capital.

Baron Asset Fund - Funds are invested primarily in common stocks of mid-sized growth companies, defined as companies with a market capitalization of $2.5 billion to $10 billion.

Columbia Acorn USA Fund - The fund normally invests at least 80% of assets in U.S. companies, primarily small- and medium-sized companies with market capitalization of less than $5 billion.  The fund seeks long-term growth of capital.

Note 1 — Description of Plan (continued)

Diamond Hill Small Cap Fund - The fund normally invests at least 80% of assets in small capitalization companies, defined as those companies with a market capitalization below $2.5 billion or those companies included in the Russell 2000 index. The investment seeks long-term capital appreciation.

DWS Dreman High Return Equity Fund - Funds are invested primarily in common stocks of large U.S. companies that are similar in size to the companies in the S&P 500 index.  The investment seeks a high rate of total return.

Goldman Sachs Mid Cap Value A Fund - The fund normally invests at least 80% of assets in equity securities of companies with market capitalizations between $500 million and $7 billion. The investment seeks long-term capital appreciation.

Harbor Bond Fund - The fund invests at least 80% of total assets in a diversified portfolio of bonds, primarily in bonds of corporate and governmental issuers located in the U.S. and foreign countries, including emerging markets.

Vanguard 500 Index Signal Fund - Funds are invested in common stocks replicating the Standard and Poor’s 500 Composite Index.

Vanguard Prime Money Market Fund — The fund seeks to provide current income consistent with the preservation of capital and liquidity.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition:

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 8 for discussion of fair value measurements.

The Plan provides for various investment options in any combination of SCBT Financial Corporation stock (not to exceed 50% of participant’s account balance), mutual funds, or money market funds. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will change in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Investment income includes unrealized appreciation and depreciation of investments.

Payment of Benefits:

Benefits are recorded when paid.

Note 2 — Summary of Significant Accounting Policies (continued)

Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and the disclosure of contingent assets and liabilities.  Accordingly, actual results could differ from those estimates.

Recent Accounting Pronouncements:

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 157, Fair Value Measurements, which provides a common definition of fair value and a framework for measuring assets and liabilities at fair values when a particular standard prescribes it. In addition, the statement prescribes a more enhanced disclosure of fair value measures, and requires a more expanded disclosure when non-market data is used to assess fair values. The Plan adopted the statement beginning January 1, 2008. The effect of adoption during 2008 did not have a material impact on the Plan’s changes in net assets available for benefits.

Note 3 — Related Party Transactions

Certain Plan investments are shares of SCBT Financial Corporation common stock formerly held by the Plan sponsor’s trust department.   The Plan held common shares of SCBT Financial Corporation of 94,307 shares valued at $3,254,279 and 86,702 shares valued at $2,728,202 at December 31, 2008 and 2007, respectively.  No fees were paid by the Plan to the trust department for the year ended December 31, 2008.  Dividends received from SCBT Financial Corporation totaled $63,367 for the year ended December 31, 2008.

Note 4 — Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100 percent vested in their accounts.

Note 5 — Tax Status

The Plan has not obtained a determination letter from the Internal Revenue Service (“IRS”) stating that the Plan was in compliance with the applicable requirements of the IRC.  The Plan is relying on the IRS approval of the standardized prototype plan that it is utilizing.  The IRS has determined and informed the third-party administrator by a letter dated March 31, 2008, that the prototype plan document was designed in accordance with applicable sections of the IRC.  The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax exempt as of December 31, 2008.

Note 6 — Plan Operating Costs

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document.  Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.

Note 7 — Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2008	2007

Net assets available for benefits per financial statements	$19,961,519	$21,003,604
Less: Employer’s contribution receivable	—	1,295,564
Participants’ contributions receivable	—	—
Net assets available for benefits per Form 5500	$19,961,519	$19,708,040

The following is a reconciliation of employer’s contributions per the financial statements to the Form 5500 for the year ended December 31:

2008

Employer’s contributions per financial statements	$1,579,081
Plus, accrual for prior year	1,295,564
Employer’s contributions per Form 5500	$2,874,645

Note 8 — Fair Value Measurements

On January 1, 2008, the Plan adopted FAS No. 157, Fair Value Measurements, (“FAS 157”), which defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States, and enhances disclosures about fair value measurements. FAS 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.

Note 8 — Fair Value Measurements (continued)

FAS 157 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1        Observable inputs such as quoted prices in active markets;

Level 2        Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3        Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Following is a description of valuation methodologies used for assets recorded at fair value on a recurring and nonrecurring basis.

Common Stocks are valued on a recurring basis at quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange or U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds.

Mutual Funds are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Money Market Funds are public investment vehicles valued using $1 for the NAV.  The money market funds are classified within level 2 of the valuation hierarchy.

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2008	2007

SCBT Financial Corporation common stock, 94,307 and 86,702 shares, respectively	$3,254,279	$2,728,202
Vanguard Money Market Fund, 4,203,172 and 3,720,015 shares, respectively	4,204,108	3,719,261
Harbor Bond Fund, 217,052 and 173,824 shares, respectively	2,454,719	2,070,407
American Funds Growth Fund of America R5, 107,248 and 91,844 shares, respectively	2,204,440	3,115,082
American Funds EuroPacific Class R5, 46,660 and 33,019 shares, respectively	1,305,712	1,675,167
Vanguard Index 500 Signal Fund, 38,785 and 36,258 shares, respectively	2,665,272	4,043,569

Note 8 — Fair Value (continued)

During 2008, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Year Ended
December 31,
2008

Mutual funds	$(5,418,576)
SCBT Financial Corporation - common stock	289,660
Net depreciation	$(5,128,916)

The table below presents the recorded amount of the Plan’s financial instruments measured at fair value on a recurring basis.

	Fair Value December 31, 2008	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$10,910,671	$10,910,671	$—	$—
Money market funds	4,204,108	—	4,204,108	—
Common stock	3,254,279	3,254,279	—	—
Total assets	$18,369,058	$14,164,950	$4,204,108	$—

Note 9 — Subsequent Events

On April 28, 2009 the Plan was amended to eliminate the fixed matching contribution formula and to provide for a discretionary matching contribution formula which became effective on April 1, 2009. The Company has temporarily suspended its matching contribution since April 1, 2009.

Supplementary Information

SCBT N.A. Employees’ Savings Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2008

	(b)	(c)		(e)
	Identity of Issue, Borrower, Lessor,	Description of Investment Including Maturity Date,	(d)	Current
(a)	or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Value

*	SCBT Financial Corporation	94,307 common shares	**	$3,254,279

	American Funds	Growth Fund of America R5, 107,248 shares	**	2,204,440

	American Funds	EuroPacific Growth Fund Class R5, 46,660 shares	**	1,305,712

	Baron Funds	Baron Asset Fund, 7,765 shares	**	277,442

	Columbia Management	Columbia Acorn USA Fund, 32,860 shares	**	539,893

	Diamond Hill Funds	Diamond Hill Small Cap Fund, 30,837 shares	**	502,721

	DWS Scudder	DWS Dreman High Return Equity Fund, 24,920 shares	**	604,498

	Goldman Sachs	Goldman Sachs Mid Cap Value A Fund, 16,116 shares	**	355,974

	Harbor Funds	Harbor Bond Fund, 217,052 shares	**	2,454,719

	Vanguard	Prime Money Market Fund	**	4,204,108

	Vanguard	Index 500 Signal Fund, 38,785 shares	**	2,665,272

				$18,369,058

* Indicates a party in interest

** The cost of participant-directed investments is not required to be disclosed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan investment committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCBT N.A. Employees’ Savings Plan
(Name of Plan)

Date: June 29, 2009	/s/ Richard C. Mathis
Richard C. Mathis
SCBT Investment Committee

Exhibit Index

Exhibit No.	Description	Location

23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith

23.2	Consent of Independent Registered Public Accounting Firm	Filed herewith